UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN LAND LEASE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

027118108

(CUSIP Number)

Green Courte Partners, LLC

560 Oakwood Avenue

Suite 100

Lake Forest, Illinois 60045

Attention: James R. Goldman, Managing Director, Chief Investment Officer

(847) 582-9400

Copy to:

Hal M. Brown

Jason C. Harmon

DLA Piper LLP (US)

203 North LaSalle Street

Suite 1900

Chicago, Illinois 60601

(312) 368-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027118108

1.	Names of Reporting Persons. Green Courte Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,006,319
9. Sole Dispositive Power 0
10. Shared Dispositive Power 367,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,319
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 027118108

1.	Names of Reporting Persons. GCP REIT II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,638,519
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,638,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027118108

1.	Names of Reporting Persons. GCP Sunshine Acquisition, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,638,519
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,638,519
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 027118108

1.	Names of Reporting Persons. Green Courte Real Estate Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 367,800
8. Shared Voting Power 367,800
9. Sole Dispositive Power 367,800
10. Shared Dispositive Power 367,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of American Land Lease, Inc., a Delaware corporation (“ANL”). The principal executive office of ANL is located at 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761.

Item 2.	Identity and Background

(a), (b), (c) and (f). This Statement is being filed by (i) Green Courte Partners, LLC, an Illinois limited liability company (“GCP LLC”), (ii) GCP REIT II, a Maryland real estate investment trust (“Parent”), (iii) GCP Sunshine Acquisition, Inc., a Delaware corporation (“Purchaser”), and (iv) Green Courte Real Estate Partners, LLC, a Delaware limited liability company (“Green Courte Real Estate” and, together with GCP LLC, Parent and Purchaser, the “Reporting Persons”). Parent, Purchaser and Green Courte Real Estate are subsidiaries of GCP LLC, a Chicago-based equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. GCP LLC combines focused investment strategies with a disciplined approach to transaction execution and asset management with a goal of generating attractive risk-adjusted returns over a long-term holding period. To date, Purchaser has not engaged in any activities other than the activities incidental to its formation and the acquisition by Purchaser of ANL as described in Item 4 below. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the Reporting Persons.

The address of the principal executive and business office of each of the Reporting Persons is 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois, 60045.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers, manager and managing member, as the case may be, of the Reporting Persons are set forth on Schedule I hereto. The business address for each of the persons listed on Schedule I is c/o Green Courte Partners, LLC, 560 Oakwood Avenue, Suite 100, Lake Forest, Illinois, 60045. All directors and officers of the Reporting Persons are citizens of the United States.

(d) and (e). During the last five years, neither GCP LLC, Parent, Purchaser, Green Courte Real Estate nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Green Courte Real Estate is the owner of 367,800 shares of Common Stock, representing approximately 4.6% of the total outstanding shares of Common Stock as of December 9, 2008. In addition, Parent and Purchaser may be deemed to have acquired beneficial ownership of 1,638,5191 shares of Common Stock pursuant to the Support Agreement (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder, representing approximately 19.0% of the total outstanding shares of Common Stock as of December 9, 2008. For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), GCP LLC, which controls Parent, Purchaser and Green Courte Real Estate, is deemed to beneficially own 2,006,319 shares of Common Stock, representing approximately 23.3% of the total outstanding shares of Common Stock as of December 9, 2008.

None of the Reporting Persons expended any funds in connection with the execution of the Support Agreement. The Support Agreement is described in more detail in Item 4 below.

[1]	Excludes 485,095 shares of Common Stock issuable upon exercise of Company Options (as defined in the Support Agreement (as defined below)) with an exercise price in excess of the Offer Price (as defined below). These options will be terminated by virtue of the Merger (as defined below).

Item 4.	Purpose of Transaction

Merger Agreement

On December 9, 2008, Parent, Purchaser, ANL and Asset Investors Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Purchaser will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock at a price of $14.20 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), and (ii) Purchaser will effect a merger (the “Merger”) with ANL in which outstanding shares of Common Stock (excluding shares held by Parent and Purchaser) will be converted into the right to receive an amount in cash equal to the Offer Price. Purchaser will also either (i) direct the Operating Partnership to offer to redeem all of its outstanding units of limited partnership interest (the “OP Units”) for cash equal to the Offer Price or (ii) offer to purchase all outstanding OP Units for each equal to the Offer Price (the “OP Offer”).

The Merger Agreement also provides that, upon the time Purchaser accepts for payment and pays for any shares of Common Stock tendered and not withdrawn pursuant to the Offer, and from time to time thereafter as shares of Common Stock are acquired by Parent or Purchaser, Purchaser will be entitled to designate a number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on the board of directors of ANL multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of shares of Common Stock then outstanding (disregarding any unvested and unexercisable stock options and all other unvested rights to acquire shares of Common Stock). However, until the Merger occurs, ANL’s board of directors will contain at least such number of independent directors (as defined by applicable New York Stock Exchange rules) as may be required by the applicable rules of the New York Stock Exchange or the federal securities laws (“Continuing Directors”). In addition, after Parent’s designees are elected or appointed to ANL’s board of directors and prior to the completion of the Merger, if Purchaser’s designees constitute a majority of ANL’s board of directors, approval by a majority of the Continuing Directors will be required to authorize any agreement between ANL or any of its subsidiaries and Parent, Purchaser or any of their affiliates, to amend or terminate the Merger Agreement on behalf of ANL, to exercise or waive any of ANL’s rights or remedies under the Merger Agreement, to extend the time for performance of Parent or Purchaser’s obligations under the Merger Agreement, or to amend ANL’s organization documents.

The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Tender and Support Agreement

On December 9, 2008, as an essential condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”) with Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore (each a “Securityholder” and collectively, the “Securityholders”). Pursuant to the Support Agreement, each Securityholder has agreed, among other things, to tender in the Offer and the OP Offer all shares of Common Stock and OP Units beneficially owned by such Securityholder, together with any other shares of Common Stock and OP Units issued to or otherwise acquired or owned by such Securityholder during the term of the Support Agreement (collectively, the “Subject Securities”). Company Stock Options (as defined in the Support Agreement) beneficially owned by the Securityholders as of the date of the Support Agreement (“Subject Options”) are not considered Subject Securities prior to their exercise, and shares of Common Stock issued upon exercise of Subject Options are considered Subject Securities.

Each Securityholder has also agreed, until the termination of the Support Agreement, at any meeting of stockholders of ANL or in connection with any written consent of the stockholders of ANL or in any other circumstances in which a vote, consent or other approval of all or some of the stockholders of ANL is sought, to vote the Subject Securities as follows: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (b) against (i) any agreement or arrangement related to any Takeover Proposal (as defined in the Merger Agreement), (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of ANL or any of its Subsidiaries (as defined in the Merger Agreement) or (iii) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Purchaser of the transactions contemplated by the Merger Agreement and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by Purchaser that are necessary or appropriate in order to effectuate the foregoing. Each Securityholder granted to each person appointed by Purchaser an irrevocable proxy and power of attorney with respect to the voting of the Subject Securities in connection with the Merger Agreement, the Merger and certain related matters.

In addition, subject to certain exceptions, each Securityholder has agreed not to, directly or indirectly, (i) create or permit to exist any Lien (as defined in the Support Agreement) on any of its Subject Securities, except for pledges of Subject Securities that will be released in connection with the sale of such Subject Securities pursuant to the Offer or the OP Offer (as defined in the Support Agreement), (ii) enter into any contract with respect to any transfer of such Subject Securities or Subject Options, or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Securities or Subject Options, (iv) deposit or permit the deposit of such Subject Securities or Subject Options, into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Securities or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Support Agreement or the transactions contemplated by the Support Agreement or otherwise make any representation or warranty of such Securityholder therein untrue or incorrect, other than pursuant to the Support Agreement.

The Support Agreement terminates upon the earlier to occur of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement in accordance with its terms.

The description of the Support Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 4.2 hereto, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) Green Courte Real Estate is the owner of 367,800 shares of Common Stock, representing approximately 4.6% of the total outstanding shares of Common Stock as of December 9, 2008. Green Courte Real Estate is controlled by GCP, LLC. In addition, Parent and Purchaser may be deemed to have acquired beneficial ownership of 1,638,519 shares of Common Stock pursuant to the Support Agreement and certain irrevocable proxies to vote shares of Common Stock granted thereunder, representing approximately 19.0% of the total outstanding shares of Common Stock as of December 9, 2008. For purposes of Rule 13d-3 promulgated under the Exchange Act, GCP LLC, which controls Parent, Purchaser and Green Courte Real Estate, is deemed to beneficially own 2,006,319 shares of Common Stock, representing approximately 23.3% of the total outstanding shares of Common Stock as of December 9, 2008.

The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at the close of business on December 9, 2008, as stated by ANL in the Merger Agreement, and (ii) the number of shares of Common Stock beneficially owned by the Securityholders as of December 9, 2008, as represented and warranted by the Securityholders in the Support Agreement. To the Reporting Persons’ knowledge, none of the other persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, any shares of Common Stock or any other shares of capital stock of ANL.

Except as otherwise expressly provided in the Support Agreement, neither Parent nor Purchaser is entitled to any rights as a Securityholder of ANL as to any shares of Common Stock subject to the Support Agreement. This Statement shall not be construed as an admission by the Reporting Persons that Parent or Purchaser is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of Common Stock subject to the Support Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the Reporting Persons.

(b) For purposes of Rule 13d-3 promulgated under the Exchange Act, GCP LLC, which controls Parent, Purchaser and Green Courte Real Estate, is deemed to beneficially own 2,006,319 shares of Common Stock, representing approximately 23.3% of the total outstanding shares of Common Stock as of December 9, 2008 of which it has (i) together with Parent, Purchaser and the Securityholders, shared power to vote (or direct the voting of) all of such shares of Common Stock and (ii) together with Green Courte Real Estate, shared power to dispose (or direct the disposition) of 367,800 shares of Common Stock. Pursuant to the Support Agreement, Parent, together with the Securityholders, may be deemed to have shared power to vote or to direct the vote of 1,638,519 shares of Common Stock, representing approximately 19.0% of the total outstanding shares of Common Stock as of December 9, 2008. Pursuant to the Support Agreement, Purchaser, together with Parent and the Securityholders, has shared power to vote (or direct the voting of), 1,638,519 shares of Common Stock, representing 19.0% of the total outstanding shares of Common Stock as of December 9, 2009. Green Courte Real Estate has, together with GCP LLC, the shared power to vote or dispose of (or direct the voting or disposition of) 367,800 shares of Common Stock, representing 4.6% of the total outstanding shares of Common Stock as of December 9, 2008.

The following information contained in this Item 5(b) with respect to the Securityholders consists of information contained in the representations and warranties of the Securityholders contained in the Merger Agreement and the Support Agreement. While the Reporting Persons have no reason to believe that such information was not reliable as of its date, the Reporting Persons accept responsibility only for accurately reproducing such information and accept no further or other responsibility for such information. In addition, neither of the Reporting Persons makes any representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by the Securityholders that may effect the accuracy or completeness of such information.

To the knowledge of the Reporting Persons, during the last five years, none of the Securityholders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(c) None.

(d) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
4.1	Agreement and Plan of Merger, dated as of December 9, 2008, among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Land Lease, Inc. on December 11, 2008)

4.2	Tender and Support Agreement, dated as of December 9, 2008, among GCP REIT II, GCP Sunshine Acquisition, Inc. and the Persons listed on Annex I thereto (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by American Land Lease, Inc. on December 11, 2008)

99.1	Joint Filing Agreement, dated December 17, 2008, between GCP REIT II, GCP Acquisition, Inc. and Green Courte Real Estate Partners, LLC, pursuant to Rule 13d-1(k)(1)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 17, 2008

GREEN COURTE PARTNERS, LLC

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GCP REIT II

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	President

GCP SUNSHINE ACQUISITION, INC.

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	President

GREEN COURTE REAL ESTATE PARTNERS, LLC

By:	Green Courte Partners, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

SCHEDULE I

Directors and Executive Officers of Reporting Persons

GREEN COURTE PARTNERS, LLC

Name	Present Principal Occupation or Employment
Officers
Randall K. Rowe	Manager and Chairman of Green Courte Partners, LLC
James R. Goldman	Managing Director, Chief Investment Officer of Green Courte Partners, LLC
Robert S. Duncan	Managing Director, Retail Investments, of Green Courte Partners, LLC
Kelly L. Stonebraker	Managing Director, General Counsel, of Green Courte Partners, LLC
Stephen A. Wheeler	Managing Director, Asset Management, of Green Courte Partners, LLC
Stephen F. Douglass	Managing Director, Asset Management, of Green Courte Partners, LLC
Michael A. Tarkington	Managing Director, Chief Financial Officer, of Green Courte Partners, LLC
Steven E. Ehrlich	Managing Director, Deputy General Counsel, of Green Courte Partners, LLC
David B. Lentz	Managing Director, MHC Investments, of Green Courte Partners, LLC
Arthur A. Greenberg	Managing Director, Senior Tax Advisor, of Green Courte Partners, LLC
Kian H. Wagner	Vice President, Acquisitions, of Green Courte Partners, LLC
Annette C. Kastner	Controller, of Green Courte Partners, LLC

GCP REIT II

Name	Present Principal Occupation or Employment
Trustees
James R. Goldman	Trustee of GCP REIT II
Robert S. Duncan	Trustee of GCP REIT II
Michael A. Tarkington	Trustee of GCP REIT II

Officers
Randall K. Rowe	Chairman of GCP REIT II
James R. Goldman	President of GCP REIT II
Robert S. Duncan	Vice President of GCP REIT II
Stephen A. Wheeler	Vice President of GCP REIT II
Stephen F. Douglass	Vice President of GCP REIT II
David B. Lentz	Vice President of GCP REIT II
Michael A. Tarkington	Secretary and Treasurer of GCP REIT II

GCP SUNSHINE ACQUISITION, INC.

Name	Present Principal Occupation or Employment
Directors
Randall K. Rowe	Director of GCP Sunshine Acquisition, Inc.
James R. Goldman	Director of GCP Sunshine Acquisition, Inc.
David B. Lentz	Director of GCP Sunshine Acquisition, Inc.

Officers
Randall K. Rowe	Chairman of GCP Sunshine Acquisition, Inc.
James R. Goldman	President of GCP Sunshine Acquisition, Inc.
David B. Lentz	Vice President of GCP Sunshine Acquisition, Inc.
Stephen A. Wheeler	Vice President of GCP Sunshine Acquisition, Inc.
Michael A. Tarkington	Secretary and Treasurer of GCP Sunshine Acquisition, Inc.

GREEN COURTE REAL ESTATE PARTNERS, LLC

Name	Present Principal Occupation or Employment
Green Courte Partners, LLC	Managing Member